U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-17F-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE

CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

PURSUANT TO RULE N-17F-2

1. Investment Company Act File Number:			Date Examination completed:
811 -04986			May 26, 2011

2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

3. Exact name of investment company as specified in registration statement:

Franklin Investors Securities Trust

Franklin Adjustable U.S. Government Securities Fund
Franklin Balanced Fund
Franklin Convertible Securities Fund
Franklin Equity Income Fund
Franklin Floating Rate Daily Access Fund
Franklin Limited Maturity U.S. Government Securities Fund
Franklin Low Duration Total Return Fund
Franklin Total Return Fund

4. Address of principal executive office: (number, street, city, state, zip code)
One Franklin Parkway, San Mateo, CA 94403

[PWC LOGO]

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

Franklin Templeton Limited Duration Income Trust
Templeton Global Investment Trust
Franklin Real Estate Securities Trust
Franklin Strategic Series
Franklin High Income Trust
Franklin Money Fund
Franklin Templeton Money Fund Trust
Institutional Fiduciary Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin Universal Trust
Templeton China World Fund
Templeton Emerging Markets Fund
Templeton Emerging Markets Income Fund
Templeton Global Income Fund
Templeton Income Trust
Franklin Custodian Funds
Franklin Strategic Mortgage Portfolio
Franklin Investors Securities Trust
Franklin Templeton Global Trust
Franklin Templeton International Trust
Franklin Value Investors Trust
Templeton Developing Markets Trust
Franklin Templeton Fund Allocator Series
Franklin Templeton Variable Insurance Products Trust
Templeton Institutional Funds
Templeton International Emerging Markets Fund
Franklin Managed Trust

and the Board of Directors of

Templeton Dragon Fund, Inc.
Templeton Russia and East European Fund, Inc.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the funds (see Attachment I), (hereafter referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of September 30, 2010.  Management is responsible for the Funds' compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of September 30, 2010 and with respect to agreement of security purchases and sales, for the periods indicated in Attachment I:

  Without prior notice to management, confirmation of all securities held by Franklin Templeton Investors Services, Inc., transfer agent, as they pertain to the security positions owned by the Funds and held in book entry form.
  Reconciliation of such security positions to the books and records of the Funds.
  Agreement of 100 security purchases and 100 security sales, since our last report, from the books and records of the Funds to the records of the transfer agent.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2010 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of, management, the Board of Trustees and Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PRICEWATERHOUSECOOPERS, LLP

PricewaterhouseCoopers, LLP

San Francisco, California

May 26, 2011

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of September 30, 2010, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of September 30, 2010, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.

By:

/s/GASTON GARDEY

Gaston Gardey

Chief Financial Officer and Chief Accounting Officer

Franklin Funds Board

Date

/s/MARK H. OTANI

Mark H. Otani

Chief Financial Officer and Chief Accounting Officer

Templeton Funds Board

Date

/s/MATTHEW T. HINKLE

Matthew T. Hinkle

Chief Financial Officer and Chief Accounting Officer

Franklin New Jersey Funds Board

Date

/s/LAURA F. FERGERSON

Laura F. Fergerson

Chief Executive Officer - Finance and Administration

Date

Attachment I

Fund	Period

Franklin Templeton Limited Duration Income Trust	June 1, 2010 - September 30, 2010

Templeton Global Investment Trust:
Templeton BRIC Fund	June 1, 2010 - September 30, 2010
Templeton Emerging Markets Small Cap Fund	June 1, 2010 - September 30, 2010
Templeton Frontier Markets Fund	June 1, 2010 - September 30, 2010
Templeton Income Fund	June 1, 2010 - September 30, 2010

Templeton Russia and East European Fund, Inc.	June 1, 2010 - September 30, 2010

Franklin Real Estate Securities Trust:
Franklin Real Estate Securities Fund	June 1, 2010 - September 30, 2010

Franklin Strategic Series:
Franklin Biotechnology Discovery Fund	June 1, 2010 - September 30, 2010
Franklin Flex Cap Growth Fund	June 1, 2010 - September 30, 2010
Franklin Focused Core Equity Fund	June 1, 2010 - September 30, 2010
Franklin Growth Opportunities Fund	June 1, 2010 - September 30, 2010
Franklin Natural Resources Fund	June 1, 2010 - September 30, 2010
Franklin Small Cap Growth Fund	June 1, 2010 - September 30, 2010
Franklin Small-Mid Cap Growth Fund	June 1, 2010 - September 30, 2010
Franklin Strategic Income Fund	June 1, 2010 - September 30, 2010

Franklin High Income Trust:
Franklin High Income Fund	June 1, 2010 - September 30, 2010

Franklin Money Fund	June 1, 2010 - September 30, 2010

Franklin Templeton Money Fund Trust:
Franklin Templeton Money Fund	June 1, 2010 - September 30, 2010

Institutional Fiduciary Trust:
Money Market Portfolio	June 1, 2010 - September 30, 2010

Franklin Global Trust:
Fiduciary Large Cap Equity Fund	June 1, 2010 - September 30, 2010
Franklin International Growth Fund	June 1, 2010 - September 30, 2010
Franklin Templeton Emerging Market Debt Opportunities Fund	June 1, 2010 - September 30, 2010

Franklin Gold and Precious Metals Fund	June 1, 2010 - September 30, 2010

Franklin Universal Trust	June 1, 2010 - September 30, 2010

Templeton China World Fund	June 1, 2010 - September 30, 2010

Templeton Emerging Markets Fund	June 1, 2010 - September 30, 2010

Templeton Emerging Markets Income Fund	June 1, 2010 - September 30, 2010

Templeton Global Income Fund	June 1, 2010 - September 30, 2010

Templeton Income Trust:
Templeton Global Bond Fund	June 1, 2010 - September 30, 2010
Templeton Global Total Return Fund	June 1, 2010 - September 30, 2010
Templeton International Bond Fund	June 1, 2010 - September 30, 2010

Franklin Custodian Funds:
Franklin DynaTech Fund	June 1, 2010 - September 30, 2010
Franklin Growth Fund	June 1, 2010 - September 30, 2010
Franklin Income Fund	June 1, 2010 - September 30, 2010
Franklin U.S. Government Securities Fund	June 1, 2010 - September 30, 2010
Franklin Utilities Fund	June 1, 2010 - September 30, 2010

Franklin Strategic Mortgage Portfolio	June 1, 2010 - September 30, 2010

Franklin Investors Securities Trust:
Franklin Adjustable U.S. Government Securities Fund	June 1, 2010 - September 30, 2010
Franklin Balanced Fund	June 1, 2010 - September 30, 2010
Franklin Convertible Securities Fund	June 1, 2010 - September 30, 2010
Franklin Equity Income Fund	June 1, 2010 - September 30, 2010
Franklin Floating Rate Daily Access Fund	June 1, 2010 - September 30, 2010
Franklin Limited Maturity U.S. Government Securities Fund	June 1, 2010 - September 30, 2010
Franklin Low Duration Total Return Fund	June 1, 2010 - September 30, 2010
Franklin Total Return Fund	June 1, 2010 - September 30, 2010

Franklin Templeton Global Trust:
Franklin Templeton Hard Currency	June 1, 2010 - September 30, 2010

Franklin Templeton International Trust:
Franklin India Growth Fund	June 1, 2010 - September 30, 2010

Franklin Value Investors Trust:
Franklin All Cap Value Fund	June 1, 2010 - September 30, 2010
Franklin Balance Sheet Investment Fund	June 1, 2010 - September 30, 2010
Franklin Large Cap Value Fund	June 1, 2010 - September 30, 2010
Franklin MicroCap Value Fund	June 1, 2010 - September 30, 2010
Franklin MidCap Value Fund	June 1, 2010 - September 30, 2010
Franklin Small Cap Value Fund	June 1, 2010 - September 30, 2010

Templeton Developing Markets Trust	June 1, 2010 - September 30, 2010

Franklin Templeton Fund Allocator Series:
Franklin Templeton 2015 Retirement Target Fund	June 1, 2010 - September 30, 2010
Franklin Templeton 2025 Retirement Target Fund	June 1, 2010 - September 30, 2010
Franklin Templeton 2035 Retirement Target Fund	June 1, 2010 - September 30, 2010
Franklin Templeton 2045 Retirement Target Fund	June 1, 2010 - September 30, 2010
Franklin Templeton Conservative Target Fund	June 1, 2010 - September 30, 2010
Franklin Templeton Corefolio Allocation Fund	June 1, 2010 - September 30, 2010
Franklin Templeton Founding Funds Allocation Fund	June 1, 2010 - September 30, 2010
Franklin Templeton Growth Target Fund	June 1, 2010 - September 30, 2010
Franklin Templeton Moderate Target Fund	June 1, 2010 - September 30, 2010
Franklin Templeton Perspectives Allocation Fund	June 1, 2010 - September 30, 2010

Franklin Templeton Variable Insurance Products Trust:
Franklin Flex Cap Growth Securities Fund	June 1, 2010 - September 30, 2010
Franklin Founding Funds Allocation Fund	June 1, 2010 - September 30, 2010
Franklin Large Cap Value Securities Fund	June 1, 2010 - September 30, 2010
Franklin Rising Dividends Securities Fund	June 1, 2010 - September 30, 2010
Franklin Small Cap Value Securities Fund	June 1, 2010 - September 30, 2010
Franklin Small-Mid Cap Growth Securities Fund	June 1, 2010 - September 30, 2010
Franklin Strategic Income Securities Fund	June 1, 2010 - September 30, 2010
Templeton Developing Markets Securities Fund	June 1, 2010 - September 30, 2010
Templeton Foreign Securities Fund	June 1, 2010 - September 30, 2010

Templeton Dragon Fund, Inc.	June 1, 2010 – September 30, 2010

Templeton International Emerging Markets Fund	June 1, 2010 – September 30, 2010

Templeton Institutional Funds:
Foreign Equity Series	June 1, 2010 - September 30, 2010
Emerging Markets Series	June 1, 2010 - September 30, 2010
Franklin Managed Trust:
Rising Dividends Fund	June 1, 2010 - September 30, 2010

Franklin Templeton Founding Funds 529 Portfolio